Alliance Entertainment Holding Corporation

8201 Peters Road, Suite 1000

Plantation, Florida

June 28, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F St., NE

Washington, D.C. 20549

Re:	Alliance Entertainment Holding Corporation
Withdrawal of Request for Acceleration
Registration Statement on Form S-1 (File No. 333-271219)

Ladies and Gentlemen:

On June 23, 2023, Alliance Entertainment Holding Corporation (the “Company”), requested acceleration of the effective date of the above-referenced Registration Statement, as amended, so that it would become effective at 5:00 p.m., Eastern time, on Tuesday, June 27, 2023, or as soon thereafter as practicable. The Company hereby withdraws such request.

[Signature Page Follows]

Very truly yours,

ALLIANCE ENTERTAINMENT HOLDING CORPORATION

By:	/s/ Bruce Ogilvie
	Name:	Bruce Ogilvie
	Title:	Executive Chairman